[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

                        November 4, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Attn:       H. Roger Schwall
Carmen Moncada-Terry

Re:          CVR Energy, Inc.
Registration Statement on Form S-1 (File No. 333-151786)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of CVR Energy, Inc. (the “Registrant”), hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of Registration Statement File No. 333-151786 and all exhibits thereto (the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering of convertible notes contemplated by the Registration Statement due to the Registrant’s decreased requirements for operating capital because of the falling price of crude oil.  The Registrant did not print or distribute any preliminary prospectuses, or actively offer for sale or sell any securities under the Registration Statement.  In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act.  The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned by facsimile at (212) 859-4000.  If you have any questions or require further information or documentation, please do not hesitate to contact me at (212) 859-8735.

Very truly yours,

/s/ Michael A. Levitt

Michael A. Levitt

cc:           John J. Lipinski, Chief Executive Officer